Schedule B
to the DISTRIBUTION AND SERVICE PLAN
(Rule 12b-1 Plan)

(as amended on December 5, 2013 to add Semper Short Duration Fund)

Series or Fund of Advisors Series Trust
Semper MBS Total Return Fund
Semper Short Duration Fund

ADVISORS SERIES TRUST
on behalf of the Funds listed on Schedule B

By:           /s/ Douglas G. Hess
Name:      Douglas G. Hess
Title:        President